January 27, 2020

Paul Hudson
Chief Executive Officer
Sanofi
54, Rue La Bo tie
75008 Paris France

       Re: Sanofi
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 001-31368

Dear Mr. Hudson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences